06004562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 27 2006 WASH, D.C. PROCESSING

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12676

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 E. PACIFIC COAST HWY., SUITE 150
(No. and Street)

LONG BEACH (City) CALIFORNIA (State) 90803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT J. CONWAY 562/594-8881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT J. CONWAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSIFIED SECURITIES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

GEORGIA F. SHAW
Commission # 1594071
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2009

Signature ROBERT J. CONWAY

PRESIDENT
Title

Notary Public GEORGIA F. SHAW

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Diversified Securities, Inc.
Long Beach, California

We have audited the statement of financial condition of Diversified Securities, Inc. as of December 31, 2005, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
February 3, 2006

DIVERSIFIED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash		$ 395,443
Cash - Reserve bank account		23,739
Total cash		419,182
Receivables:		
Concessions		77,586
Others		50,332
Prepaid expenses		8,014
Due from affiliates		7,313
Deposit - Pershing		100,000
Marketable equity securities		296,090
Property and equipment, at cost, less $248,629 of accumulated depreciation		78,117
Other assets		27,151
Total assets		$ 1,063,785

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payable to customers		$ 99
Accounts payable and accrued expenses		25,935
Commissions payable		36,082
Income taxes payable		11,600
Deferred income taxes payable		63,400
Total liabilities		137,116
Commitments		-
Stockholder's equity:		
Common stock, $5 par value; 20,000 shares authorized; 4,335 shares issued and outstanding	$ 21,675	
Additional paid-in capital	31,323	
Retained earnings	789,463	
Accumulated other comprehensive income	84,208	
Total stockholder's equity		926,669
Total liabilities and stockholder's equity		$ 1,063,785

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2005

Revenues:		
Concessions:		
Mutual funds		$ 2,368,275
Tax shelters and limited partnerships		890,235
Other commissions		1,404,719
Reimbursements		152,851
Interest		5,615
Other revenues		487
Loss on sale of exchange memberships		(4,000)
Unrealized gain in equity securities		69,000
Management fees - related party		360,000
Other management fees		210,550
Total revenues		5,457,732
Expenses:		
Commission expense	$ 3,035,553	
Clerical and administrative employees' expenses	1,167,822	
Communications	215,827	
Occupancy and equipment costs	770,725	
Promotional costs	55,998	
Regulatory fees, assessments and professional fees	53,518	
Other	37,936	
Total expenses		5,337,379
Income (loss) before income taxes		120,353
Income taxes:		
Current	12,400	
Deferred	15,500	
Total income tax expense		27,900
Net income		92,453
Other comprehensive income:		
Unrealized gains on securities	129,308	
Other comprehensive income before tax		129,308
Deferred income taxes related to other comprehensive income		45,100
Other comprehensive income, net of tax		84,208
Comprehensive income		$ 176,661

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, beginning of year	$ 21,675	31,323	697,010	-	750,008
Net income for the year ended December 31, 2005	-	-	92,453	-	92,453
Other comprehensive income	-	-	-	84,208	84,208
Balance, at end of year	$ 21,675	31,323	789,463	84,208	926,669

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income		$ 92,453
Adjustments to reconcile loss to net cash provided by operating activities:		
Depreciation	$ 25,081	
Loss on sale of exchange memberships	4,000	
Unrealized gain in equity securities	(69,000)	
(Increase) decrease in:		
Receivables - Commissions	62,641	
Receivables - Concessions	(22,309)	
Receivables - Fail to deliver	1,148	
Accounts receivable - Other	(17,410)	
Prepaid expenses	(350)	
Due to/from affiliate	7,065	
Increase (decrease) in:		
Payable to customers	(19,470)	
Accounts payable and accrued expenses	16,381	
Commissions payable	(10,618)	
Income taxes payable	11,600	
Deferred income taxes payable	15,500	
Total adjustments		4,259
Net cash flows provided by operating activities		96,712
Cash flows from investing activities:		
Capital expenditures	$ (2,335)	
Proceeds from sale of exchange memberships	1,000	
Net cash flows used for investing activities		(1,335)
Cash flows from financing activities		-
Net increase in cash		95,377
Cash, beginning of year		323,805
Cash, end of year		$ 419,182

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CASH FLOWS, continued

YEAR ENDED DECEMBER 31, 2005

SCHEDULE OF NONCASH INVESTING ACTIVITIES

Conversion of Pacific exchange memberships to 1,000 shares of Archipelago equity securities	$ 148,320
Conversion of PHLX exchange memberships to 100 shares of PHLX Class A Common Stock	$ 95,000

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a wholly-owned subsidiary of DSI Financial, Inc. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker/dealer. The Company's primary business consists of mutual funds, securities, option and margin accounts.

The Company's main office is located in Long Beach, California. It also maintains branch offices in Santa Ana, Palm Springs, West Covina, and Visalia, California and Bend, Oregon. The Company's trading business is affected by economic fluctuations in the broker-dealer industry.

Security Transactions

Security transactions are reported on a trade date basis which is in conformity with generally accepted accounting principles.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives ranging from five to ten years using the straight-line method.

Income Taxes

The Company files consolidated Federal and State corporate tax returns with its parent, DSI Financial, Inc., and is allocated a portion of the consolidated tax liability based upon its share of net income. Refunds which are the result of loss carrybacks are allocated based on the Company's share of the net loss. Deferred income taxes result primarily from timing differences in the reporting of California franchise tax expense for financial and tax purposes and the use of the accelerated cost recovery system for depreciating assets for Federal tax purposes.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholder's equity that, under United States generally accepted accounting principles, are excluded from net income, such as gains and losses related to certain investment securities.

(2) MARKETABLE EQUITY SECURITIES

Pacific exchange memberships were converted into 1,000 shares of equity securities in Archipelago. The Company also owns 1,500 shares of common stock of the NASDAQ Stock Market, Inc. The Company's investments in these securities are held for an indefinite period and thus are classified as available for sale. The aggregate fair value at December 31, 2005 was $201,090. Unrealized holding gain on such securities, which was shown as accumulated other comprehensive income in the stockholder's equity, was $84,208.

PHLX exchange memberships were converted into 100 shares of PHLX Class A Common Stock. These securities which will be sold in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings. The fair value at December 31, 2005 was $95,000. Unrealized gain for the year ended December 31, 2005 was $69,000.

(3) CASH - RESERVE BANK ACCOUNTS

Cash of $23,739 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(4) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$ 191,979
Leasehold improvements	134,767
	326,746
Less accumulated depreciation	(248,629)
Net property and equipment	$ 78,117

Depreciation expense for the year ended December 31, 2005, was $25,081.

(5) RELATED PARTY TRANSACTIONS

The Company pays rent and administrative service costs totaling $360,000 on behalf of affiliated companies. The entire amount was reimbursed as of December 31, 2005, and is shown as "Management fees - related party" in the accompanying Statement of Income (Loss).

The following schedule identifies the components of the related party receivable balance:

DSI Financial, Inc.	$ 16,778
DSI Properties, Inc.	(9,465)
	$ 7,313

(6) RESERVE REQUIREMENT - SEC RULE 15c3-3

The Company is subject to the full provision of SEC Rule 15c3-3 and prepares a computation of the Reserve Formula on a weekly basis.

(7) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ 7,800	$ 4,600	$ 12,400
Deferred	44,100	16,500	60,600
	$ 51,900	$ 21,100	$ 73,000

Deferred income taxes result from the differences in recognition of California Franchise tax for accounting and tax purposes and the use of the accelerated cost recovery system for depreciating assets for Federal tax purposes.

Under the provisions of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes, income taxes are accounted for using an asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at December 31, 2005.

(7) INCOME TAXES, continued

The Company is included in consolidated tax returns filed by the parent. The following is the aggregate income taxes for the parent and its subsidiaries:

	DSI Financial, Inc.	Diversified Securities, Inc.	DSI Properties, Inc.	Total
Federal:				
Current	$ -	$ 7,800	$ 8,700	$ 16,500
Deferred	-	44,100	-	44,100
	$ -	$ 51,900	$ 8,700	$ 60,600
State:				
Current	$ -	$ 4,600	$ 4,800	$ 9,400
Deferred	-	16,500	-	16,500
Total income tax expense	$ -	$ 21,100	$ 4,800	$ 25,900

(8) COMMITMENTS

The Company entered into operating leases relating to its several offices. The lease agreements expire in various years through 2008.

The remaining minimum future rental payments under non-cancelable operating leases as of December 31, 2005, are approximately as follows:

Year Ended December 31,	Amount
2006	$ 367,603
2007	274,349
2008	66,337
Total minimum future rental payments	$ 708,289

Rent expense for the year was $480,270.

(9) CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and municipal bond inventory. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. There was no municipal bond inventory at December 31, 2005.

(10) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Union Bank which had a bank balance of $515,226 at December 31, 2005. Accounts at this institution are insured up to $100,000 by the Federal Deposit Insurance Corporation.

The Company also maintains a reserve bank account at the same bank. This account is required by the Securities and Exchange Commission and is fully insured by Securities Investor Protection Corporation.

(11) NET CAPITAL

The Company is subject to a $250,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2005, the net capital ratio was .22 to 1 and net capital was $622,018 which exceeded the required minimum capital by $372,018.

DIVERSIFIED SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

YEAR ENDED DECEMBER 31, 2005

Credits:		
Free credit and other credit balances in customer's accounts		$ 2,099
Customers' securities failed to receive		-
		2,099
Debits		-
Excess of total credits over total debits		2,099
Amounts held on deposit in "Reserve Bank Account" at year-end	$ 23,739	
Amount of deposit (withdrawal) in "Reserve Bank Account" on January 3, 2006	(1,640)	
Net amount in "Reserve Bank Account" after deposit		22,099
Amount in excess of that required to be deposited		$ 20,000

The audited Computation for Determination of Reserve Requirements under Rule 15c3-3 as reported above agrees with the computation included in the unaudited Part IIA filing.

DIVERSIFIED SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

Total ownership equity		$ 926,669
Less non-allowable assets:		
Petty cash	$ (600)	
Property and equipment, net	(78,117)	
Prepaid expenses	(8,014)	
Other assets - deposits	(27,151)	
Other receivable	(50,332)	
Concessions	(77,586)	
Due from affiliate	(7,313)	
		(249,113)
Net capital before haircut		677,556
Haircut:		
Marketable equity securities (15% of $296,090)	$ (44,414)	
Undue concentration	(11,124)	
		(55,538)
Net capital		$ 622,018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 9,001
Minimum dollar net capital required	$ 250,000
Net capital requirement (greater of above two figures)	$ 250,000
Excess net capital	$ 372,018

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 137,116
Deduct adjustment based on special reserve account	(2,099)
Total aggregate indebtedness	$ 135,017
Ratio of aggregate indebtedness to net capital	.22 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

DIVERSIFIED SECURITIES, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2005

Net capital as reported in unaudited Focus Report Part IIA		$ 453,665
Adjustments:		
Marketable equity securities	$ 296,090	
Haircut on marketable equity securities	(44,414)	
Haircut due to undue concentration	(11,124)	
Income taxes - current	(11,600)	
Income taxes - deferred	(60,600)	
Rounding	1	
		168,353
Net capital as reported in audited financial statements		$ 622,018

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. While such difference is material, the Company is in compliance with the minimum net capital requirement.

DIVERSIFIED SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2005

1. Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control has been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
B. Number of items	-

Goodrich, Goodyear & Hinds

An Accountancy Corporation

<u>REPORT ON INTERNAL CONTROL STRUCTURE</u>

The Board of Directors
Diversified Securities, Inc.
Long Beach, California

In planning and performing our audit of the financial statements of Diversified Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
February 3, 2006